September 2007	Filed pursuant to Rule 433 dated August 27, 2007 Relating to Preliminary Pricing Supplement No. 365 dated August 27, 2007 Registration Statement No. 333-131266

Structured Investments
Opportunities in Equities
PLUS based on the Financial Select Sector SPDR Fund due October 20, 2008
Performance Leveraged Upside SecuritiesSM
PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance.  The leverage typically applies only for a certain range of price performance.  In exchange for leveraged exposure to the actual positive performance, investors generally forgo performance above a specified maximum payment.  At maturity, an investor will receive an amount in cash that may be more than, equal to or less than the principal amount based upon the closing value of the asset at maturity.

SUMMARY TERMS
Issuer:		Morgan Stanley
Aggregate principal amount:		$
Stated principal amount:		$10
Issue price:		$10 per PLUS (See “Commissions and issue price” below)
Pricing date:		September , 2007
Original issue date:		September , 2007 (5 business days after the pricing date)
Maturity date:		October 20, 2008
Underlying shares:		Shares of the Financial Select Sector SPDR Fund
Payment at maturity:
If the final share price is greater than the initial share price:
$10 + ($10 x leverage factor x share percent increase)
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price:
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.

Share percent increase:		(final share price – initial share price) / initial share price
Initial share price:		The closing price of the shares of the Financial Select Sector SPDR Fund on the pricing date
Final share price:		The closing price of the shares of the Financial Select Sector SPDR Fund on the valuation date
Valuation date:		October 16, 2008, subject to postponement for certain market disruption events.
Leverage factor:		200%
Maximum payment at maturity:		$12.20 to $12.40 (122% to 124% of the stated principal amount, as determined on the pricing date)
Share performance factor:		(final share price / initial share price)
CUSIP:		617475751
Listing:		The PLUS will not be listed on any securities exchange.
Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per note	$10.00	$0.15	$9.85
	Total	$	$	$
(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 5 for further details.
(2) For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.
You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement No. 365 dated August 27, 2007
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PLUS Based on the
Financial Select Sector SPDR Fund

Investment Overview
Performance Leveraged Upside Securities
The Financial Select Sector SPDR Fund PLUS (the “PLUS”) can be used:
¡	As an alternative to direct exposure to the shares of the Financial Select Sector SPDR Fund that enhances returns for a certain range of price performance
¡	To enhance returns and potentially outperform the shares of the Financial Select Sector SPDR Fund in a moderately bullish scenario
¡
To achieve similar levels of exposure to the shares of the Financial Select Sector SPDR Fund as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor

Maturity:	13 months
Upside leverage factor:	200%
Maximum payment at maturity:	$12.20 to $12.40 (122% to 124% of the stated principal amount)
Principal protection:	None

Financial Select Sector SPDR Fund Overview
The Financial Select Sector SPDR Fund is an exchange-traded fund managed by the Select Sector SPDR Trust, a registered investment company.  The Select Sector SPDR Trust consists of nine separate investment portfolios, including the Financial Select Sector SPDR Fund.  The Financial Select Sector SPDR Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index.

Information as of market close on August 22, 2007

Bloomberg Ticker:	XLF	52 Week High Intraday Share Price (on 05/31/07):	$38.15
Current Share Price:	$34.37	52 Week Low Intraday Share Price (on 08/16/07):	$31.51
52 Weeks Ago:	$33.40

Underlying Shares Historical Performance Historical Daily Closing Prices from January 1, 2002 to August 22, 2007

September 2007	Page 2

PLUS Based on the
Financial Select Sector SPDR Fund

Key Investment Rationale
This 13 month investment offers 200% leveraged upside, subject to a maximum payment at maturity of 122% to 124% of the stated principal amount.
Investors can use the PLUS to enhance returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the shares of the Financial Select Sector SPDR Fund.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the shares of the Financial Select Sector SPDR Fund within a certain range of price performance.
Best Case Scenario	The shares of the Financial Select Sector SPDR Fund increase in value and, at maturity, the PLUS redeem for the maximum payment at maturity, 122% to 124% of the stated principal amount.
Worst Case Scenario	The shares of the Financial Select Sector SPDR Fund decline in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportionate to the decline.

Summary of Selected Key Risks (see page 8)
¡	No guaranteed return of principal.
¡	No interest payments.
¡	Appreciation potential is limited by the maximum payment at maturity.
¡
The PLUS will not be listed on any exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

¡	The market price of the PLUS may be influenced by many unpredictable factors, including the trading price, volatility and dividend rate of the shares of the Financial Select Sector SPDR Fund.
¡	Investing in the PLUS is not equivalent to investing in the shares of the Financial Select Sector SPDR Fund or the stocks composing the Financial Select Sector Index.
¡	Adjustments to the shares of the Financial Select Sector SPDR Fund could adversely affect the value of the PLUS.
¡	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.
¡	Economic interests of the calculation agent may be potentially adverse to investors.
¡	The antidilution adjustments do not cover every event that could affect the shares of the Financial Select Sector SPDR Fund.
¡	There are risks associated with investments in securities with concentration in a single industry.
¡	Credit risk to Morgan Stanley whose credit rating is currently Aa3/AA-.

September 2007	Page 3

PLUS Based on the
Financial Select Sector SPDR Fund

Fact Sheet
The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, an investor will receive for each $10 stated principal amount of PLUS that the investor holds, an amount in cash that may be more than, equal to or less than the stated principal amount based upon the closing price of the shares of the Financial Select Sector SPDR Fund at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date(settlement date):	Maturity date:
September , 2007	September , 2007 (5 business days after the pricing date)	October 20, 2008
Key Terms
Issuer:	Morgan Stanley
Underlying shares:	Shares of the Financial Select Sector SPDR Fund
Issue price:	100% ($10 per PLUS) (See “Syndicate Information” below)
Aggregate principal amount:	$
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Payment at maturity:
If the final share price is greater than the initial share price:
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price:
$10 x share performance factor
      This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment	$10 x leverage factor x share percent increase
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	The closing price of the shares of the Financial Select Sector SPDR Fund on the pricing date
Final share price:	The closing price of the shares of the Financial Select Sector SPDR Fund on the valuation date
Valuation date:	October 16, 2008, subject to postponement for certain market disruption events.
Share performance factor:	(final share price / initial share price)
Maximum payment at maturity:	$12.20 to $12.40 (122% to 124% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Risk factors:	Please see “Risk Factors” on page 8.

September 2007	Page 4

PLUS Based on the
Financial Select Sector SPDR Fund

General Information
Listing:	The PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the PLUS and you should be willing to hold the PLUS to maturity.
CUSIP:	617475751
Tax considerations:
Although the issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.
Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result.
•  A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
•  Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Subject to the discussion below concerning the potential application of the “constructive ownership” rule under Section 1260 of the Internal Revenue Code of 1986, as amended, any capital gain or loss recognized upon sale, exchange or settlement of a PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.
As discussed in the accompanying preliminary pricing supplement under “Description of PLUS─United States Federal Income Taxation─Tax Consequences to U.S. Holders─Tax Treatment of the PLUS─Potential Application of the Constructive Ownership Rule,” although the matter is not clear, there is a substantial risk that an investment in the PLUS will be treated as a “constructive ownership transaction.”  If such treatment applies, it is not clear to what extent any long-term capital gain of the U.S. Holder in respect of the PLUS will be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  U.S. investors should consult their tax advisors regarding the potential application of the “constructive ownership” rule.
Please read the discussion under “Risk Factors―Structure Specific Risk Factors” in this document and the discussion under “Description of PLUS─United States Federal Income Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in the shares of the Financial Select Sector SPDR Fund, in options contracts on the shares of the Financial Select Sector SPDR Fund or positions in any other available securities or instruments that we may wish to use in connection with such hedging.  Such purchase activity could increase the price of the shares of the Financial Select Sector SPDR Fund, and therefore the price at which the shares of the Financial Select Sector SPDR Fund must close on the valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “ERISA Matters for Pension Plans and Insurance Companies” in the accompanying preliminary pricing supplement
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue Price	Agent’s Commissions	Principal amount of PLUS for any single investor
$10.0000	$0.15	<$999K
$9.9750	$0.125	$1MM-$2.999MM
$9.9625	$0.1125	$3MM-$4.999MM
$9.9500	$0.10	>$5MM
Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.
This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the preliminary pricing supplement, the prospectus supplement and the prospectus for this offering.

September 2007	Page 5

PLUS Based on the
Financial Select Sector SPDR Fund

How PLUS Work
Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following hypothetical terms:

Stated principal amount:	$10
Leverage factor:	200%
Maximum payment at maturity:	$12.30 (123% of the stated principal amount)

PLUS Payoff Diagram

¡
If the final share price is greater than the initial share price, investors will receive the $10 stated principal amount plus 200% of the appreciation of the shares of the Financial Select Sector SPDR Fund over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the hypothetical maximum payment at maturity at a final share price of 111.50% of the initial share price.

–	If the shares of the Financial Select Sector SPDR Fund appreciate 6%, the investor will receive a 12% return, or $11.20.
–	If the shares of the Financial Select Sector SPDR Fund appreciate 25%, the investor will receive the hypothetical maximum payment at maturity of 123% of the stated principal amount, or $12.30.
¡
If the final share price is less than or equal to the initial share price, the investor will receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the shares of the Financial Select Sector SPDR Fund.

–	If the shares of the Financial Select Sector SPDR Fund depreciate 10%, the investors would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

September 2007	Page 6

PLUS Based on the
Financial Select Sector SPDR Fund

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the closing price of the shares of the Financial Select Sector SPDR Fund, determined as follows:

If the final share price is greater than the initial share price, a payment at maturity equal to:

$10    +    leveraged upside payment,

subject to a maximum payment at maturity of $12.20 to $12.40, or 122% to 124% of the stated principal amount of $10 for each PLUS,

where,

leveraged upside payment   =   ($10    ×    200%    ×    share percent increase)

and

share percent increase	=	final share price − initial share price
initial share price

If the final share price is less than or equal to the initial share price, a payment at maturity equal to:

$10    ×    share performance factor

where,

share performance factor	=	final share price
initial share price

Because the share performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

September 2007	Page 7

PLUS Based on the
Financial Select Sector SPDR Fund

Risk Factors
The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors
¡
PLUS do not pay interest or guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final share price is less than the initial share price, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the closing price of the shares of the Financial Select Sector SPDR Fund.

¡
Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $12.20 to $12.40, or 122% to 124% of the stated principal amount.  Although the leverage factor provides 200% exposure to any increase in the price of the shares of the Financial Select Sector SPDR Fund as of the valuation date, because the payment at maturity will be limited to 122% to 124% of the stated principal amount for each PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final share price exceeds approximately 111% to 112% of the initial share price.

¡
Not equivalent to investing in the shares of the Financial Select Sector SPDR Fund.  Investing in the PLUS is not equivalent to investing in the shares of the Financial Select Sector SPDR Fund or the stocks composing the Financial Select Sector Index. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the shares of the Financial Select Sector SPDR Fund or the stocks composing the Financial Select Sector Index.

¡
The underlying shares and the Financial Select Sector Index are different.  The performance of the shares of the Financial Select Sector SPDR Fund may not exactly replicate the performance of the Financial Select Sector Index because the Financial Select Sector SPDR Fund will reflect transaction costs and fees that are not included in the calculation of the Financial Select Sector Index.  It is also possible that the Financial Select Sector SPDR Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Financial Select Sector Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances.  SSgA Funds Management, Inc., which we refer to as SSgA, may invest up to 5% of the Financial Select Sector SPDR Fund’s assets in convertible securities, structured notes, options and futures contracts and money market instruments.  The Financial Select Sector SPDR Fund may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to the Financial Select Sector Index and in managing cash flows.

¡
Market price of the PLUS may be influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the trading price and volatility of the shares of the Financial Select Sector SPDR Fund, dividend rate on the shares of the Financial Select Sector SPDR Fund, interest and yield rates in the market, time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory or judicial events, and the creditworthiness of the issuer.

¡
Adjustments to the shares of the Financial Select Sector SPDR Fund could adversely affect the value of the PLUS.  SSgA is the investment adviser to the Financial Select Sector SPDR Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index.  The stocks included in the Financial Select Sector Index are selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as Merrill Lynch, acting as index compilation agent in consultation with Standard & Poor’s Corporation, which we refer to as S&P, from the universe of companies represented by the S&P 500 Index.  The Financial Select Sector Index is calculated and disseminated by the American Stock Exchange.  Merrill Lynch, in consultation with S&P, can add, delete or substitute the stocks underlying the Financial Select Sector Index that could change the value of the Financial Select Sector Index.  Pursuant to its investment strategy or otherwise, SSgA may add, delete or substitute the stocks composing the Financial Select Sector SPDR Fund.  Any of these actions could adversely affect the price of the underlying shares and, consequently, the value of the PLUS.

September 2007	Page 8

PLUS Based on the
Financial Select Sector SPDR Fund

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

¡
The antidilution adjustments do not cover every event that could affect the shares of the Financial Select Sector SPDR Fund.  MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the shares of the Financial Select Sector SPDR Fund.  However, the calculation agent will not make an adjustment for every event that could affect the shares of the Financial Select Sector SPDR Fund.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the PLUS may be materially and adversely affected.

¡
Risks associated with investments in securities with concentration in a single industry.  The stocks included in the Financial Select Sector Index and that are generally tracked by the underlying shares are stocks of companies representing the financial sector of the S&P 500 Index.  The underlying shares may be subject to increased price volatility as they are linked to a single industry, market or sector and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that industry, market or sector.

¡
The U.S. federal income tax consequences of an investment in the PLUS are uncertain. Please read the discussion under “Fact Sheet―General Information―Tax Considerations” in this document and the discussion under “Description of PLUS─United States Federal Income Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  As discussed in the Tax Disclosure Sections, there is a substantial risk that the “constructive ownership” rule could apply to the PLUS, in which case a portion of any long-term capital gain recognized by a U.S. Holder might be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  In addition, if the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this document and the accompanying preliminary pricing supplement.

Other Risk Factors

¡
The PLUS will not be listed.  The PLUS will not be listed on any exchange.  Therefore, there may be little or no secondary market for the PLUS.  MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily.  Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

¡
Potential adverse economic interest of the calculation agent and other of our affiliates.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the shares of the Financial Select Sector SPDR Fund and, as a result, could decrease the amount investors may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial share price and, therefore, could increase the price at which the shares of the Financial Select Sector SPDR Fund must close before investors receive a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the closing price of the shares of the Financial Select Sector SPDR Fund on the valuation date and, accordingly, the amount of cash investors will receive at maturity.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the PLUS.

September 2007	Page 9

PLUS Based on the
Financial Select Sector SPDR Fund

Information about the Underlying Shares
The Financial Select Sector SPDR Fund. The Financial Select Sector SPDR Fund is an exchange-traded fund managed by the Select Sector SPDR Trust (the “Trust”), a registered investment company.  The Trust consists of nine separate investment portfolios, including the Financial Select Sector SPDR Fund.  This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index.  It is possible that this fund may not fully replicate the performance of the Financial Select Sector Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “SPDR®”, “Select Sector SPDR” and “Select Sector SPDRs” are trademarks of The McGraw-Hill Companies, Inc. (“MGH”).  The PLUS are not sponsored, endorsed, sold, or promoted by MGH or the Trust.  MGH and the Trust make no representations or warranties to the owners of the PLUS or any member of the public regarding the advisability of investing in the PLUS.  MGH and the Trust have no obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

The Financial Select Sector Index.  The Financial Select Sector Index is calculated and disseminated by The American Stock Exchange, and is designed to provide an effective representation of the financial sector of the S&P 500 Index.  The Financial Select Sector Index includes companies in the following industries: commercial banks, capital markets, diversified financial services, insurance and real estate.  See “Description of PLUS—The Financial Select Sector Index.”

Historical Information
The following table sets forth the published high and low closing prices, as well as end-of-quarter closing prices of the shares of the Financial Select Sector SPDR Fund for each quarter in the period from January 1, 2002 through August 22, 2007.  The closing price of the shares of the Financial Select Sector SPDR Fund on August 22, 2007 was $34.37.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical prices of the shares of the Financial Select Sector SPDR Fund should not be taken as an indication of future performance, and no assurance can be given as to the price of the shares of the Financial Select Sector SPDR Fund on the valuation date.

Financial Select Sector SPDR Fund (CUSIP 81369Y605)	High	Low	Period End
2002
First Quarter	27.60	24.40	27.15
Second Quarter	27.52	24.30	25.14
Third Quarter	24.93	19.57	20.67
Fourth Quarter	23.73	18.60	22.00
2003
First Quarter	23.75	19.62	20.76
Second Quarter	25.96	21.31	24.55
Third Quarter	26.40	24.74	25.41
Fourth Quarter	28.20	26.05	28.13
2004
First Quarter	30.46	28.09	29.40
Second Quarter	29.71	27.23	28.58
Third Quarter	29.43	27.31	28.46
Fourth Quarter	30.58	27.39	30.53
2005
First Quarter	30.59	28.10	28.39
Second Quarter	29.67	27.65	29.47
Third Quarter	30.37	29.03	29.52
Fourth Quarter	32.45	28.61	31.67
2006
First Quarter	33.18	31.32	32.55
Second Quarter	34.16	31.51	32.34
Third Quarter	34.76	31.62	34.62
Fourth Quarter	37.12	34.54	36.74
2007
First Quarter	37.96	34.80	35.63
Second Quarter	38.02	35.30	36.18
Third Quarter (through August 22, 2007)	36.81	32.06	34.37

September 2007	Page 10